Exhibit 99.3

MERUS LABS INTERNATIONAL INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

- and -

CANACCORD GENUITY CORP.

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of up to

14,250,000 Subscription Receipts

Dated as of March 1, 2016

1

TABLE OF CONTENTS

	ARTICLE 1 INTERPRETATION
1.1	Definitions	6
1.2	Interpretation	12
1.3	Applicable Law	12
	ARTICLE 2 THE SUBSCRIPTION RECEIPTS
2.1	Creation and Issue of Subscription Receipts	13
2.2	Terms of Subscription Receipts	13
2.3	Form of Subscription Receipt Certificates	14
2.4	Book Entry Subscription Receipts	16
2.5	Signing of Subscription Receipt Certificates	18
2.6	Certification by Subscription Receipt Agent	18
2.7	Subscription Receipts to Rank Pari Passu	19
2.8	Issue in Substitution for Lost Certificates, Etc.	20
2.9	Subscription Receiptholder not a Shareholder	20
	ARTICLE 3 REGISTRATION, TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES
3.1	Registration of Subscription Receipts	20
3.2	Exchange of Subscription Receipt Certificates	22
3.3	No Charges for Exchange	23
3.4	Ownership of Subscription Receipts	23
	ARTICLE 4 CONVERSION OF SUBSCRIPTION RECEIPTS
4.1	Conversion of Subscription Receipts by Subscription Receipt Agent	23
4.2	Effect of Conversion	24
4.3	Fractions	24
4.4	Recording	25
4.5	Securities Restrictions	25
	ARTICLE 5 COVENANTS
5.1	General Covenants	27
5.2	Remuneration and Expenses of Subscription Receipt Agent	28
5.3	Notice of Issue	28
5.4	Securities Qualification Requirements	29
5.5	Performance of Covenants by Subscription Receipt Agent	29
	ARTICLE 6 DEPOSIT OF PROCEEDS AND CANCELLATION OF SUBSCRIPTION RECEIPTS
6.1	Deposit of Escrowed Proceeds in Escrow	29
6.2	Investment of Escrowed Funds	29
6.3	Release of Escrowed Funds	31
6.4	Escrowed Funds Held in Trust	32
6.5	Representation Regarding Third Party Interests	32

2

	ARTICLE 7 ADJUSTMENTS
7.1	Adjustment of Number of Special Warrants	32
7.2	No Adjustment for Stock Options etc.	37
7.3	Determination by Corporation’s Auditors	37
7.4	Proceedings Prior to Any Action Requiring Adjustment	37
7.5	Action Requiring Adjustment	37
7.6	Certificate of Adjustment	38
7.7	Notice of Special Matters	38
7.8	Protection of Subscription Receipt Agent	39
	ARTICLE 8 ENFORCEMENT
8.1	Suits by Subscription Receiptholders	39
8.2	Limitation of Liability	39
	ARTICLE 9 MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS
9.1	Right to Convene Meetings	40
9.2	Notice	40
9.3	Chairman	40
9.4	Quorum	40
9.5	Power to Adjourn	41
9.6	Show of Hands	41
9.7	Poll	41
9.8	Voting	41
9.9	Regulations	41
9.10	The Corporation and Subscription Receipt Agent may be Represented	42
9.11	Powers Exercisable by Extraordinary Resolution	42
9.12	Meaning of “Extraordinary Resolution”	43
9.13	Powers Cumulative	44
9.14	Minutes	44
9.15	Instruments in Writing	45
9.16	Binding Effect of Resolutions	45
9.17	Evidence of Subscription Receiptholders	45
9.18	Holdings by the Corporation and Subsidiaries Disregarded	45
	ARTICLE 10 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES
10.1	Provision for Supplemental Agreements for Certain Purposes	46
10.2	Successor Entities	47
	ARTICLE 11 CONCERNING SUBSCRIPTION RECEIPT AGENT
11.1	Applicable Legislation	47
11.2	Rights and Duties of Subscription Receipt Agent	47
11.3	Evidence, Experts and Advisers	48
11.4	Documents, Money, Etc. held by Subscription Receipt Agent	49
11.5	Action by Subscription Receipt Agent to Protect Interests	50
11.6	Subscription Receipt Agent not Required to Give Security	50
11.7	Protection of Subscription Receipt Agent	50
11.8	Replacement of Subscription Receipt Agent	52
11.9	Acceptance of Duties and Obligations	53

3

	ARTICLE 12 GENERAL
12.1	Notice to the Corporation and Subscription Receipt Agent	53
12.2	Notice to Subscription Receiptholders	55
12.3	Satisfaction and Discharge of Agreement	55
12.4	Sole Benefit of Parties and Subscription Receiptholders	56
12.5	Discretion of Directors	56
12.6	Force Majeure	56
12.7	Privacy Consent	56
12.8	Counterparts and Formal Date	57

SCHEDULE “A” FORM OF SUBSCRIPTION RECEIPT CERTIFICATE	A-1
SCHEDULE “B” ESCROW RELEASE NOTICE	B-1
SCHEDULE “C” FORM OF DECLARATION FOR REMOVAL OF LEGEND	C-1

4

SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the “Agreement”) dated as of March 1, 2016.

A M O N G:

MERUS LABS INTERNATIONAL INC. , a corporation existing under the laws of the Province of British Columbia, Canada,

(the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada,

(the “Subscription Receipt Agent”)

- and -

CANACCORD GENUITY CORP., a corporation governed by the laws of British Columbia, Canada,

(collectively, the “Lead Underwriter”)

WHEREAS the Corporation proposes to create and issue 14,250,000 Subscription Receipts at a price of $1.90 per Subscription Receipt on a private placement basis, with each Subscription Receipt representing the right to acquire one Special Warrant, subject to certain adjustments, in the manner herein set forth. Each Special Warrant will entitle the holder thereof to acquire one Common Share for no additional consideration;

AND WHEREAS the Corporation has agreed that:

(a)	pending the satisfaction of the Release Conditions, 100% of the aggregate gross proceeds from the sale of the Subscription Receipts, less 50% of the Underwriters’ Cash Commission and the Underwriters’ Expenses, are to be delivered to and held by the Subscription Receipt Agent as escrow agent hereunder, unless otherwise directed, and invested in the manner set out herein;
(b)	if the Release Conditions are satisfied before the Release Deadline, the Subscription Receiptholders will be entitled to receive, without payment of additional consideration or the undertaking of any further action, one Special Warrant (subject to adjustment as set out herein) for each Subscription Receipt then held; and
(c)	if the Release Conditions are not satisfied before the Release Deadline, the Subscription Receiptholders will, at the Release Deadline, be entitled to receive the aggregate Purchase Price for their Subscription Receipts.

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar and transfer agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Proceeds, in accordance with the terms and conditions set out herein.

5

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipt Certificates, when certified by the Subscription Receipt Agent and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent or the Lead Underwriter;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons (as hereinafter defined) who from time to time become holders of Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, by each of the Corporation, the Subscription Receipt Agent and the Lead Underwriter, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a)	“Acquisition Agreement” means the acquisition agreement dated February 23, 2016 entered into between Merus Labs Luxco II and Sanofi whereby Merus Luxco II has agreed to purchase the Sanofi Products from Sanofi for cash consideration of #eu#22.5 million;
(b)	“Applicable Legislation” means such provisions of any statute of Canada or of a province thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;
(c)	"Applicable Procedures" means (a) with respect to any transfer or exchange of beneficial ownership interests in, or the exercise of Subscription Receipts represented by, a CDS Subscription Receipt, the applicable rules, procedures or practices of CDS and the Subscription Receipt Agent in effect at the time being, and (b) with respect to any issuance, deposit or withdrawal of Subscription Receipts from or to an electronic position evidencing a beneficial ownership interest in Subscription Receipts represented by a CDS Subscription Receipt, the rules, procedures or practices followed by CDS and the Subscription Receipt Agent at the time being with respect to the issuance, deposit or withdrawal of such positions;
6

(d)	“Approved Bank” has the meaning ascribed thereto in Section 6.2(a);
(e)	"Authenticated" means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Section 2.6(a) are entered in the register of holders of Subscription Receipts; "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;
(f)	"Book Entry Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Subscription Receipts;
(g)	"Book Entry Subscription Receipts" means Subscription Receipts that are to be held electronically or physically by or on behalf of the Depository;
(h)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Vancouver, British Columbia and Toronto, Ontario and shall be a day on which the Stock Exchange is open for trading;
(i)	"CDS Subscription Receipts" means Subscription Receipts representing all or a portion of the aggregate number of Subscription Receipts issued in the name of the Depository represented by an Uncertificated Subscription Receipt, or if requested by the Depository or the Corporation, by a Subscription Receipt Certificate;
(j)	"Certificated Subscription Receipts" means a Subscription Receipt evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;
(k)	“Closing Date” means the closing date of the Offering, being March 1, 2016 or such other date or dates as determined by the Corporation;
(l)	“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time as determined by the Corporation and the Lead Underwriter;
(m)	“Common Shares” means the common shares in the capital of the Corporation as constituted on the date hereof;
(n)	“Corporation” means Merus Labs International Inc.;
(o)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;
(p)	“Current Market Price” means, at any date, the volume weighted average price per share at which the Common Shares have traded:
(a)	on the Stock Exchange;
(b)	if the Common Shares are not listed on the Stock Exchange, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the board of directors of the Corporation, acting reasonably; or
7

(c)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are trading, as may be selected for this purpose by the board of directors of the Corporation, acting reasonably;
during the 20 consecutive Trading Days (on each of which at least 500 Common Shares are traded in board lots) ending the third Trading Day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive Trading Days by the number of Common Shares sold or, if not traded on any recognized market or exchange, as determined by the directors of the Corporation, acting reasonably;

(q)	"Depository" means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Subscription Receipts;
(r)	“Director” means a director of the Corporation for the time being, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;
(s)	“Escrowed Funds” means the Escrowed Proceeds;
(t)	“Escrowed Proceeds” means the cash amount of $26,223,625, being the gross proceeds of the Offering, less 50% of the Underwriters’ Cash Commission and Underwriter’s Expenses, delivered to the Subscription Receipt Agent to be held in escrow on the terms and subject to the conditions of this Agreement as confirmed in writing by the Corporation;
(u)	“Extraordinary Resolution” has the meaning attributed thereto in Section 9.12 and Section 9.15 hereof;
(v)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;
(w)	"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Subscription Receipt Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;
(x)	“Lead Underwriter” means Canaccord Genuity Corp.;
(y)	“Merus Luxco II” means Merus Labs Luxco II S.a R.L., a company organized under the laws of Luxembourg and an indirect, wholly-owned subsidiary of the Company;
8

(z)	“Offering” means the sale of up to 14,250,000 Subscription Receipts by the Corporation on a private placement basis for gross proceeds of up to $1.90;
(aa)	“Person” includes an individual, corporation, partnership, trustee, unincorporated organization or any other entity whatsoever, and words importing Persons have a similar extended meaning;
(bb)	“Purchase Price” means $1.90 per Subscription Receipt;
(cc)	“Regulation S” means Regulation S under the U.S. Securities Act;
(dd)	“Release Conditions” means collectively, the following conditions:
(i)	satisfaction or waiver of all conditions precedent to closing of the Transaction pursuant to the Acquisition Agreement other than the final condition precedent of payment of the purchase price for the Sanofi Products to Sanofi, to the satisfaction of the Underwriters, acting reasonably; and
(ii)	the Corporation and the Lead Underwriter (on behalf of the Underwriters) having delivered the Release Notice to the Subscription Receipt Agent;
(ee)	“Release Date” means either (i) the date, prior to the Termination Time, on which the Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, provided that the Release Notice is received by the Subscription Receipt Agent by 8:00 a.m., Vancouver time, on such date; or (ii) the first Business Day, provided that it is prior to the Termination Time, following the date on which the Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, if the Release Notice is received by the Subscription Receipt Agent after 8:00 a.m., Vancouver time, on such date;
(ff)	“Release Deadline” means at or prior to 5:00 p.m. (Toronto time) on May 1, 2016, which date may be extended up to an additional 30 days by written direction of the Lead Underwriter, in its sole discretion;
(gg)	“Release Notice” means a written notice in substantially the form set out in Schedule “B” attached hereto executed by the Corporation and the Lead Underwriter confirming that the Release Conditions have been satisfied;
(hh)	“Release Time” means 10:00 a.m. Vancouver time on the Release Date;
(ii)	“Sanofi” means Sanofi S.A.;
(jj)	“Sanofi Products” means the Surgestone®, Provames®, Speciafoldine® and Tredemine® pharmaceutical products;
(kk)	“SEC” means the U.S. Securities and Exchange Commission;
(ll)	“Special Warrant” means a special warrant to be created and issued pursuant to the Special Warrant Indenture entitling the holder thereof to acquire for no additional consideration one Common Share, subject to adjustment, upon (i) automatic conversion on the earliest of (a) the third business day after the date of filing a prospectus supplement to the Corporation’s base shelf prospectus dated October 30, 2015, qualifying the Common Shares to be issued pursuant to the exercise of the Special Warrants in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and (b) the date that is four months and one day following the Closing Date, or (ii) such earlier voluntary conversion by the holder;
9

(mm)	“Special Warrant Indenture” means a special warrant indenture dated the date hereof and executed concurrently with this Agreement among the Company and the Subscription Receipt Agent pursuant to which the Special Warrants will be created and issued upon exercise of the Subscription Receipts;
(nn)	“Stock Exchange” means the Toronto Stock Exchange;
(oo)	“Subscription Receipts” means the subscription receipts created and issued pursuant to Section 2.1(a) hereof and authorized for issue hereunder and that have not at the particular time expired, been purchased by the Corporation converted or otherwise becomes null, void and of no further force or effect;
(pp)	“Subscription Receipt Agent” means Computershare Trust Company of Canada, including its successors and assigns;
(qq)	“Subscription Receipt Certificate” means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule “A”;
(rr)	“Subscription Receiptholders” or “holders” means the Persons from time to time entered in a register of holders described in Section 3.1 hereof as holders of Subscription Receipts;
(ss)	“Subscription Receiptholder’s Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;
(tt)	“Subsidiary of the Corporation” means any corporation of which Voting Shares carrying more than 50% of the votes attached to all outstanding Voting Shares of such corporation are owned, directly or indirectly, other than by way of security only, by one or more of the Corporation and any Subsidiary of the Corporation, provided that the Corporation or such Subsidiary of the Corporation is not contractually or otherwise prohibited or restricted from exercising sufficient of the voting rights attached to such Voting Shares to elect at least a majority of the directors of such corporation;
(uu)	“Termination Date” means the earlier of:
(i)	the date on which the Subscription Receipt Agent receives a Termination Notice provided that if such notice is not received on a Business Day or is received after 4:30 p.m. (Vancouver time) on a Business Day the Termination Date shall be the next Business Day;
10

(ii)	the date that is first Business Day after the Release Deadline, if the Subscription Receipt Agent has not received the Release Notice prior to 5:00 p.m. (Toronto time) on the Release Deadline;
(vv)	“Termination Notice” means a written notice from the Corporation addressed to the Subscription Receipt Agent indicating that the Release Conditions will not be satisfied and directing the Subscription Receipt Agent to return all Escrowed Funds to the Subscription Receiptholders;
(ww)	“Termination Time” means 5:00 p.m. (Vancouver time) on the Termination Date;
(xx)	“Trading Day” means a day on which the Stock Exchange (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;
(yy)	“Transaction” means the acquisition of the Sanofi Products from Sanofi pursuant to the Acquisition Agreement;
(zz)	“this Subscription Receipt Agreement”, “this Agreement”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions “article”, “section”, “subsection”, “paragraph”, “subparagraph”, “clause” and “subclause” followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;
(aaa)	"Uncertificated Subscription Receipt" means any Subscription Receipt which is not a Certificated Subscription Receipt;
(bbb)	“Underwriters” means, collectively, the Lead Underwriter, Clarus Securities Inc., Cormark Securities Inc., Laurentian Bank Securities Inc., Dundee Securities Ltd., GMP Securities L.P., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc.;
(ccc)	“Underwriters’ Cash Commission” means the amount equal to 5% of the gross proceeds of the Offering, being $1,353,750;
(ddd)	“Underwriters’ Expenses” means reasonable expenses and disbursements of the Underwriters, including fees and expenses of the Underwriters’ counsel, as more particularly described in the Underwriting Agreement;
(eee)	“Underwriting Agreement” means the Underwriting Agreement dated March 1, 2016, between the Company and the Underwriters;
(fff)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
(ggg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
11

(hhh)	“Voting Shares” means shares of any corporation of one or more classes or series of a class of shares of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares shall be deemed not to cease to be Voting Shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;
(iii)	“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Direction of the Corporation” and “Certificate of the Corporation” mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any Director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed respectively.
1.2	Interpretation
(a)	Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.
(b)	Interpretation Not Affected by Headings, Etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(c)	Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.
(d)	Time of the Essence: Time will be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.
(e)	Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.
(f)	Severability: In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.
(g)	Conflict: In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision of this Agreement shall prevail to the extent of the inconsistency.
1.3	Applicable Law

This Agreement and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein and will be treated in all respects as British Columbia contracts.

12

ARTICLE 2
THE SUBSCRIPTION RECEIPTS

2.1	Creation and Issue of Subscription Receipts
(a)	An aggregate of up to 14,250,000 Subscription Receipts, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $1.90 for each Subscription Receipt.
(b)	One Subscription Receipt shall be issued, without any further act or formality, on the Closing Date, for each $1.90 received by the Corporation as payment therefor and each such Subscription Receipt shall be a fully paid and non-assessable security of the Corporation.
(c)	Upon the issue of the Subscription Receipts in accordance with Section 2.1(b), Subscription Receipt Certificates shall be executed by the Corporation and delivered to the Subscription Receipt Agent, certified by the Subscription Receipt Agent upon the Written Direction of the Corporation and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation. Registration of interests in Subscription Receipts held by the Depository may be evidenced by a position appearing on the register for Subscription Receipts of the Subscription Receipt Agent for an amount representing the aggregate number of such Subscription Receipts outstanding from time to time.
(d)	Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Article 4 hereof, and without payment of any additional consideration, to be issued one Special Warrant.
2.2	Terms of Subscription Receipts
(a)	Purchase by the Issuer: Notwithstanding Section 3.1(b), the Corporation may from time to time purchase Subscription Receipts by private agreement or otherwise, and any such purchase may be made in such manner, from such Persons, at such prices and on such terms as the Corporation in its sole discretion may determine in agreement with the applicable Subscription Receiptholder. Subscription Receipt Certificates representing Subscription Receipts purchased by the Corporation pursuant to this Section 2.2(a) shall be surrendered to the Subscription Receipt Agent for cancellation and shall be accompanied by a Written Direction of the Corporation to cancel the Subscription Receipts represented thereby and shall not be reissued. For greater certainty, nothing in this Section 2.2(a) shall grant to the Corporation a unilateral right of redemption with respect to the Subscription Receipts.
(b)	Cancellation of Subscription Receipts: In the event that either (i) a Termination Notice is delivered prior to the Release Deadline, or (ii) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Release Deadline, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent as of the Termination Time and holders of Subscription Receipt Certificates shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Escrowed Funds, an amount equal to the aggregate Purchase Price of the Subscription Receipts then held. Such amount shall be returned to each holder of a Subscription Receipt by the Subscription Receipt Agent in accordance with Section 6.3(b) hereof. The Corporation shall be liable for any shortfall between the amounts owing to Subscription Receiptholders under this Section 2.2(b) and the amount of Escrowed Funds. The Subscription Receipt Agent shall have no responsibility for any shortfall owing to the Subscription Receiptholders.
13

2.3	Form of Subscription Receipt Certificates
(a)	Form: The Subscription Receipts may be issued in both certificated and uncertificated form. Upon the issue of Subscription Receipts, Subscription Receipt Certificates shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, certified by or on behalf of the Subscription Receipt Agent and delivered by the Corporation in accordance with Section 2.4 and Section 2.6. The Subscription Receipt Certificates shall be substantially in the form attached as Schedule “A” hereto, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Subscription Receipt Agent and the Corporation, and the Subscription Receipt Certificates shall be dated as of the Closing Date, and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and shall be issuable in any denomination excluding fractions. Each Subscription Receipt originally issued to a U.S. Subscription Receiptholder will be evidenced in certificated form only and bear the applicable legends as set forth in Schedule "A" hereto. All Subscription Receipts issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Subscription Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 2.3(d).
(b)	Production: Except as provided in this Article 2, all Subscription Receipts shall, save as to denominations, be of like tenor and effect. The Subscription Receipt Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Subscription Receipt Agent may determine.
(c)	Legend on Subscription Receipt Certificates: Subscription Receipt Certificates issued, as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, shall bear the following legends:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2016.”

(d)	United States Legends: In addition to the legend set forth in Section 2.3(c), certificates representing Subscription Receipts originally issued pursuant to Section 4(a)(2) of the U.S. Securities Act and/or Regulation D thereunder, as well as all certificates issued in exchange for or in substitution of such certificates representing Subscription Receipts, shall bear the following additional legend:

14

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON CONVERSION THEREOF HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.

THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Subscription Receipts are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is not subject to Rule 905 of Regulation S, the legends set forth above may be removed by providing an executed declaration to the Corporation, and to the Corporation’s registrar and transfer agent for Subscription Receipts, as the case may be, in substantially the form set forth as Schedule “C” with such changes as are appropriate to reflect the nature of the securities being sold (or as the Corporation may prescribe from time to time) and, with respect to Subscription Receipts, a broker’s affirmation in customary form, and, if requested by the Corporation or the transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Subscription Receipts are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation and transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent that such legend is no longer required under applicable requirements of the U.S. Securities Act.

15

2.4	Book Entry Subscription Receipts
(a)	Re-registration of beneficial interests in and transfers of Subscription Receipts held by the Depository shall be made only through the book entry registration system and no Subscription Receipt Certificates shall be issued in respect of such Subscription Receipts except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.4, owners of beneficial interests in any CDS Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names and shall not receive or be entitled to receive Subscription Receipts in definitive form or to have their names appear in the register referred to in Section 3.1(a) herein while they are held as book entry only securities with the Depository. Notwithstanding any terms set out herein, Subscription Receipts having any legend set forth in Section 2.3 herein and held in the name of the Depository may only be held in the form of Uncertificated Subscription Receipts with the prior consent of the Subscription Receipt Agent.
(b)	Notwithstanding any other provision in this Agreement, no CDS Subscription Receipts may be exchanged in whole or in part for Subscription Receipts registered, and no transfer of a CDS Subscription Receipts in whole or in part may be registered, in the name of any Person other than the Depository for such CDS Subscription Receipts or a nominee thereof unless:
i.	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Subscription Receipts and the Corporation is unable to locate a qualified successor;
ii.	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;
iii.	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;
iv.	the Corporation determines that the Subscription Receipts shall no longer be held as Book Entry Subscription Receipts through the Depository;
v.	such right is required by Applicable Law, as determined by the Corporation and the Corporation's Counsel;
vi.	the Subscription Receipt is to be Authenticated to or for the account or benefit of a person in the United States; or
vii.	the Corporation so instructs the Subscription Receipt Agent in writing, following which Subscription Receipts for those holders requesting such shall be issued to the beneficial owners of such Subscription Receipts or their nominees as directed by the holder. The Corporation shall provide an Officer's Certificate giving notice to the Subscription Receipt Agent of the occurrence of any event outlined in this Section(a)(a)i, except in the case of Section (a)(a)vii.

16

(c)	Subject to the provisions of this Section 2.4, any exchange of CDS Subscription Receipts for Subscription Receipts which are not CDS Subscription Receipts may be made in whole or in part in accordance with the provisions of Section 3.2, mutatis mutandis. All such Subscription Receipts issued in exchange for CDS Subscription Receipts or any portion thereof shall be registered in such names as the Depository for such CDS Subscription Receipts shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Subscription Receipts) as the CDS Subscription Receipts or portion thereof surrendered upon such exchange.
(d)	Every Subscription Receipt Authenticated upon registration of transfer of a CDS Subscription Receipts, or in exchange for or in lieu of a CDS Subscription Receipt or any portion thereof, whether pursuant to this Section 2.4, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Subscription Receipt, unless such Subscription Receipt is registered in the name of a person other than the Depository for such CDS Subscription Receipt or a nominee thereof.
(e)	Notwithstanding anything to the contrary in this Agreement, subject to Applicable Law, the CDS Subscription Receipt will be issued as an Uncertificated Subscription Receipt, unless otherwise requested in writing by the Depositary or the Corporation.
(f)	The rights of beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository.
(g)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:
i.	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipts represented by an electronic position in the book entry registration system (other than the Depository or its nominee);
ii.	for maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or
iii.	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.
(h)	The Corporation may terminate the application of this Section 2.4 in its sole discretion in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a person other than the Depository.

17

2.5	Signing of Subscription Receipt Certificates
(a)	Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer of the Corporation or any one Director or by any other individual to whom such signing authority is delegated by the Directors from time to time.
(b)	Signatures: The signature of individual referred to in Section 2.5(a) hereof may be a manual signature, electronic engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile or electronic signature will, subject to Section 2.6 hereof, be binding on the Corporation as if they had been manually signed by such officer of the Corporation or Director.
(c)	No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers of the Corporation or Directors referred to in Section 2.5(a) hereof no longer holds the same or any other office with, or is no longer a Director of, the Corporation, at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.6 hereof, be valid and binding on the Corporation.
2.6	Certification by Subscription Receipt Agent
(a)	Certification: No Subscription Receipt Certificate, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule “A” or in such other form as may be approved by the Subscription Receipt Agent and the Corporation. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.
The Subscription Receipt Agent shall Authenticate Uncertificated Subscription Receipts (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Subscription Receipt under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Subscription Receipt have been duly issued hereunder and that the holder or holders are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Subscription Receipts recorded therein shall be binding on the Corporation.

Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to acquire Common Shares and Warrants, notwithstanding that the form of such Subscription Receipt Certificate may not be in the form then required by this Agreement.

18

No Subscription Receipt shall (a) be considered issued, valid, or obligatory; nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by the Subscription Receipt Agent. Authentication by the Subscription Receipt Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of such Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration thereof. Authentication by the Subscription Receipt Agent shall be conclusive evidence as against the Corporation that the Subscription Receipts so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Agreement.

No Certificated Subscription Receipt (a) shall be considered issued and Authenticated nor, (b) if Authenticated, shall be obligatory nor entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the Subscription Receipt set out in Schedule “A” hereto. Such Authentication on any such Certificated Subscription Receipt shall be conclusive evidence that such Certificated Subscription Receipt is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement.

No Uncertificated Subscription Receipt shall (a) be considered issued or obligatory; nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Subscription Receipt. Such entry on the register of the particulars of an Uncertificated Subscription Receipt shall be conclusive evidence that such Uncertificated Subscription Receipt is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement.

(b)	Certification No Representation: The Authentication by the Subscription Receipt Agent of any Subscription Receipts whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of the Agreement or such Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or the proceeds thereof.
2.7	Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu, whatever may be the actual dates of issue.

19

2.8	Issue in Substitution for Lost Certificates, Etc.
(a)	Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 2.8(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.
(b)	Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:
(i)	furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;
(ii)	if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and
(iii)	pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.
2.9	Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt or otherwise shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

ARTICLE 3
REGISTRATION, TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

3.1	Registration of Subscription Receipts
(a)	Register: The Corporation will cause to be kept by the Subscription Receipt Agent at its principal office in Vancouver, British Columbia a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them;
(b)	Transfer: The Subscription Receipts may only be transferred on the register kept by the Subscription Receipt Agent at the principal office by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon (1) in the case of a Subscription Receipt Certificate, surrendering to the Subscription Receipt Agent at the principal office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred together with a duly executed form of transfer (in the form attached to the Subscription Receipt Certificate as set out in Schedule “A”) , (2) in the case of Book Entry Subscription Receipts, in accordance with Applicable Procedures prescribed by the Depository under the book entry registration system; (3) in the case of Uncertificated Subscription Receipts, surrendering to the Subscription Receipt Agent at the Subscription Receipt Agency, instruction from the holder in form reasonably satisfactory to the Subscription Receipt Agent); and (4) upon compliance with:
20

(i)	the conditions herein;
(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe; and
(iii)	all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Subscription Receipt Agent. Upon compliance with such requirements, the Subscription Receipt Agent shall issue to the transferee of a Certificated Subscription Receipt, a Subscription Receipt Certificate, and to the transferee of an Uncertificated Subscription Receipt, an Uncertificated Subscription Receipt (or it shall Authenticate and deliver a Certificated Subscription Receipt instead, upon request), representing the Subscription Receipts transferred and the transferee of a Book Entry Subscription Receipt shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Subscription Receipts. Transfers within the systems of the Depository are not the responsibility of the Subscription Receipt Agent and will not be noted on the register maintained by the Subscription Receipt Agent.

(c)	Certain Transfers by Persons in the United States or U.S. Persons: The Subscription Receipts, the Special Warrants issuable upon conversion thereof, and the Common Shares issuable upon exercise of the Special Warrants, have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, if a Subscription Receipt Certificate tendered for transfer bears the legend set forth in Section 2.3(d) the Subscription Receipt Agent shall not register such transfer unless the transferor has provided the Subscription Receipt Agent with the Subscription Receipt Certificate and: (A) the transfer is made to the Corporation; (B) the transfer is made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act, and a declaration to the effect attached hereto as Schedule C (or in such other form as the Corporation may from time to time prescribe), is delivered to the Subscription Receipt Agent, and if required by the Subscription Receipt Agent, the transferor provides an opinion of counsel of recognized standing, reasonably satisfactory in form and substance to the Corporation and the Subscription Receipt Agent to the effect that such transfer is being made in compliance with Rule 904 of Regulation S; (C) the transfer is made in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable state securities laws, and the transferor provides an opinion of counsel of recognized standing, reasonably satisfactory in form and substance to the Corporation and the Subscription Receipt Agent to the effect that such transfer is being made in compliance with Rule 144; or (D) with the prior written consent of the Corporation, the transfer is made pursuant to another exemption from registration under the U.S. Securities Act, and the transferor provides an opinion of counsel of recognized standing, reasonably satisfactory in form and substance to the Corporation and the Subscription Receipt Agent, to the effect that such transfer does not require registration under the U.S. Securities Act.
21

(d)	The Subscription Receipt Agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.
Subject to the provisions of this Agreement, Applicable Legislation and applicable law, the Subscription Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts, and the issue of Special Warrants by the Corporation upon the exercise of Subscription Receipts in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder.

(e)	No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt.
(f)	Inspection: The registers referred to in Section 3.1(a) hereof, and any branch register maintained pursuant to Section 3.1(g) hereof, will at all reasonable times be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such registers and showing the number of Subscription Receipts held by each such holder.
(g)	Location of Registers: The Corporation may at any time and from time to time change the place at which the register referred to in Section 3.1(a) hereof is kept and/or cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 12.1 and Section 12.2 hereof.
3.2	Exchange of Subscription Receipt Certificates
(a)	Exchange: One or more Subscription Receipt Certificates may at any time prior to the close of business on the Release Date, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts and registered in the same name as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.
(b)	Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office in Vancouver, British Columbia of the Subscription Receipt Agent or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.
22

(c)	Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.2 shall be surrendered to the Subscription Receipt Agent and cancelled.
(d)	Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.5(a) hereof as necessary to carry out exchanges pursuant to this Section 3.2 and such Subscription Receipt Certificate will be certified by the Subscription Receipt Agent.
(e)	Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear the legends set forth in Section 2.3 hereof shall bear the same legends, as applicable.
3.3	No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate.

3.4	Ownership of Subscription Receipts
(a)	Owner: The Corporation and the Subscription Receipt Agent may deem and treat the Person in whose name any Subscription Receipt is registered as the absolute owner of such Subscription Receipt for all purposes, and such Person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.
(b)	Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the issue and delivery to any such registered holder of Common Shares issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to Section 2.2(b) hereof) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE 4
CONVERSION OF SUBSCRIPTION RECEIPTS

4.1	Conversion of Subscription Receipts by Subscription Receipt Agent
(a)	Conversion by Subscription Receipt Agent: Immediately, and upon receipt of the Release Notice by the Subscription Receipt Agent, all Subscription Receipts will be automatically converted by the Subscription Receipt Agent at the Release Time for and on behalf of the holder thereof and the holder thereof shall, without any action on the part of the holder thereof (including the surrender of any Subscription Receipt Certificate or deemed surrender of any Uncertificated Subscription Receipts), be deemed to have subscribed for the corresponding number of Special Warrants issuable upon the conversion of such Subscription Receipts.
23

(b)	Conversion of Uncertificated Subscription Receipts: In the case of Uncertificated Subscription Receipts and CDS Subscription Receipts, the Corporation will direct the Depository to cause to be entered and issued, as the case may be, to the person or persons in whose name or names the Special Warrants have been issued, a book entry only system customer confirmation. Notwithstanding the foregoing, the Corporation will, upon its receipt of a written direction from the Agents that the Special Warrants issuable on the conversion of Subscription Receipts are to be represented by a CDS Subscription Receipt issued to and registered in the name of the Depository or its nominee pursuant to the terms hereof, direct the Subscription Receipt Agent to issue such a certificate representing such Special Warrants registered in the name of and deposited with the Depository, in which case the Corporation will direct the Depository to cause to be entered and issued, as the case may be, to the person or persons whose name or names such Special Warrants have been issued, a book entry only system customer confirmation. After the conversion contemplated above, Subscription Receipt Certificates will represent only the right of the registered holder thereof to receive the Special Warrants to be issued upon conversion.
(c)	Release of Escrowed Funds: Upon receipt of the Release Notice, the Subscription Receipt Agent will release the Escrowed Funds in accordance with Section 6.3(a) hereof. The Subscription Receipt Agent will release to the Lead Underwriter 50% of the Underwriters’ Cash Commission and release the balance of the Escrowed Funds to the Corporation (less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred).
(d)	Rights on Conversion: The holder of any Subscription Receipt converted pursuant to Section 4.1(a) hereof shall have no rights hereunder except to be issued Special Warrants upon the conversion of the Subscription Receipts.
(e)	Direction of Subscription Receipt Agent: The parties hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Subscription Receipts pursuant to Section 4.1(a) hereof upon receipt of the Release Notice.
4.2	Effect of Conversion

Upon the conversion of any Subscription Receipts in accordance with Section 4.1(a), the securities thereby issuable will be issued, and the Person or Persons to whom such securities are to be issued will be the holder or holders of record thereof, at the Release Time unless the transfer registers for the Special Warrants are closed on that date, in which case such Special Warrants will be deemed to have been issued and such Person or Persons will become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Special Warrants will be issued on the basis of the number of Special Warrants to which such Person or Persons were entitled at the Release Time.

4.3	Fractions

Subject to the immediately following sentence, the Corporation shall not be required, upon the conversion of the Subscription Receipts or upon any adjustment in accordance with Article 7 hereof, to issue fractions of Special Warrants to any person or to issue certificates which evidence a fractional Special Warrant. To the extent that the Subscription Receiptholder would otherwise have been entitled to receive a fraction or fractions of a Special Warrant on the conversion of its Subscription Receipts, that Subscription Receiptholder may exercise such right in respect of the fraction or fractions only in combination with its entitlement to a fraction or fractions of a Special Warrant in respect of another Subscription Receipt or Subscription Receipts that in the aggregate entitle the Subscription Receiptholder to receive a whole number of Special Warrants and the Corporation shall issue such whole Special Warrants to the Subscription Receiptholder in respect of those fractions that in the aggregate form whole Special Warrants. All fractions of a Special Warrant will be rounded down and the Corporation shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Special Warrant.

24

4.4	Recording

The Corporation will record (or cause to be recorded) the name and address of each Person to whom Special Warrants are issued, the number of such securities so issued at the Release Time.

4.5	Securities Restrictions
(a)	General: No Special Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such Special Warrants would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Special Warrants thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Special Warrants are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Special Warrants in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.
(b)	Canadian Legends: The Special Warrants issued upon the conversion of the Subscription Receipts shall be subject to the following legend restriction:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2016”.

(c)	U.S. Legends on Special Warrants: If the Subscription Receipt Certificate representing the Subscription Receipts converted in accordance with this Article 4 bears the legend set forth in Section 2.3(d) hereof, then each certificate representing Special Warrants issued upon the conversion thereof, as well as all certificates issued in exchange for or in substitution of such certificates and all certificates representing securities issued pursuant to such securities or upon exercise thereof, shall bear the following legend:

25

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. [FOR CERTIFICATES EVIDENCING COMMON SHARES ADD:] DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

“THESE SPECIAL WARRANTS MAY NOT BE EXERCISED BY OR FOR THE ACCOUNT OR BENEFIT OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE SPECIAL WARRANTS AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Special Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is not subject to Rule 905 of Regulation S, the legends set forth above may be removed by providing an executed declaration to the Corporation, and to the Corporation’s registrar and transfer agent for Special Warrants, as the case may be, in substantially the form set forth as Schedule “C” with such changes as are appropriate to reflect the nature of the securities being sold (or as the Corporation may prescribe from time to time) and, with respect to Special Warrants, a broker’s affirmation in customary form, and, if requested by the Corporation or the transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Special Warrants are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation and transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent that such legend is no longer required under applicable requirements of the U.S. Securities Act.

26

ARTICLE 5
COVENANTS

5.1	General Covenants

The Corporation covenants with the Subscription Receipt Agent and the Subscription Receiptholders, that so long as any Subscription Receipts remain outstanding:

(a)	Maintenance: Other than in connection with the Transaction, the Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.
(b)	Listing: The Corporation will use its commercially reasonable efforts to at all times maintain the listing of the Common Shares on the Stock Exchange.
(c)	Reservation of Common Shares: The Corporation will reserve and conditionally allot for the purpose and keep available sufficient unissued Special Warrants to enable it to satisfy its obligations on the conversion of the Subscription Receipts.
(d)	Issue of Special Warrants: The Corporation will cause the Special Warrants to be issued pursuant to the conversion of the Subscription Receipts and the certificates representing such Special Warrants to be issued and delivered in accordance with the provisions of this Agreement and the terms hereof and all Special Warrants that are issued on the conversion of the Subscription Receipts will be fully paid and non-assessable securities.
(e)	SEC Matters: The Corporation confirms that it has a class of securities registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended (the "Act”) and has provided the Subscription Receipt Agent with an Officers’ Certificate (in a form provided by the Subscription Receipt Agent certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Act, the Corporation shall promptly notify the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that Computershare is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC
(f)	Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.1 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Special Warrants issued upon conversion of the Subscription Receipts.
(g)	Filings: The Corporation will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the conversion of the Subscription Receipts and the issue of the Special Warrants.
27

(h)	Reporting Issuer: The Corporation will make all requisite filings, including filings under appropriate securities commissions to remain a reporting issuer in each of the provinces and territories of Canada in which it is currently a reporting issuer, or the equivalent thereof.
(i)	Notice of Termination: In the event that (i) the Corporation delivers the Termination Notice, or (ii) if the Release Notice has not been provided in accordance with the provisions hereof on or prior to the Release Deadline, the Corporation shall send or cause to be sent to each holder of Subscription Receipts written notice advising of that fact and each holder of Subscription Receipts shall receive that amount equal to the original Purchase Price therefor and such notice shall be sent within three Business Days after the Termination Date.
(j)	Record Dates: The Corporation shall provide at least fourteen Business Days written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.
(k)	General Performance: Generally, the Corporation will perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby.
(l)	Notices: Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.
5.2	Remuneration and Expenses of Subscription Receipt Agent

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except for any expense, disbursement or advance that arises out of or results from the Subscription Receipt Agent's gross negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

5.3	Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

28

5.4	Securities Qualification Requirements

If, in the opinion of counsel, any instrument is required to be filed with, or any permission is required to be obtained from any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Common Shares which a Subscription Receiptholder is entitled to acquire pursuant to the exchange of any Subscription Receipt may properly and legally be issued upon due conversion thereof, the Corporation covenants that it will promptly take such required action.

5.5	Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, and the Subscription Receipt Agent will notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.2 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 6
DEPOSIT OF PROCEEDS AND
CANCELLATION OF SUBSCRIPTION RECEIPTS

6.1	Deposit of Escrowed Proceeds in Escrow

The Corporation shall direct that the Agent deliver the Escrowed Proceeds to the Subscription Receipt Agent on the Closing Date by way of certified cheque, bank draft or electronic wire transfer. The Subscription Receipt Agent shall immediately place such funds in a segregated account in accordance with the provisions of this Article 6. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of $1.90 per Subscription Receipt therefor that the Escrowed Funds are held by the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds unless and until the Release Notice is delivered to the Subscription Receipt Agent. The Subscription Receipt Agent shall retain the Escrowed Funds for the benefit of the holders of the Subscription Receipts and, upon the delivery of the Release Notice, to the Subscription Receipt Agent, retroactively for the benefit of the Corporation in accordance with the provisions of this Article 6.

6.2	Investment of Escrowed Funds
(a)	Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in below in Subsection 6.2(c) (each such bank, an “Approved Bank”) or in a Government of Canada short-term debt obligation or such other short-term investment-grade debt obligations that the Corporation may open, with the prior consent of the Lead Underwriter, acting reasonably, and as directed by written notice. The Escrowed Funds shall bear no interest. The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount on the interest earned on the Escrowed Funds that is not payable pursuant to this Section 6.2.
29

(b)	All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 6.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Proceeds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.
At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Subscription Receiptholders prior to and after such withdrawal.

(c)	The Approved Banks include the following:
30

Approved Banks

Bank	Relevant S&P Issuer Credit Rating (as at Feb. 1, 2016)
ANZ Banking Group	AA-
Bank of America NA	A
Bank of Montreal	A+
Bank of Scotland	A
The Bank of Nova Scotia	A+
Bank of Tokyo-Mitsubishi UFJ	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A
HSBC Bank of Canada	AA-
National Australia Bank Limited	AA-
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-
BNP Paribas	A+

6.3	Release of Escrowed Funds

The Subscription Receipt Agent shall release the Escrowed Funds as follows:

(a)	In the event that the Release Notice is delivered to the Subscription Receipt Agent prior to the Release Deadline and provided that the Release Notice and Escrowed Funds are received by the Subscription Receipt Agent by 7:00 a.m. (Vancouver Time) on the Release Date, and wire instructions have been provided to the Subscription Receipt Agent by 12:00 p.m. (Vancouver Time) the day prior to the Release Date, on a best efforts basis:
(i)	release within one Business Day, an amount equal to 50% of the Underwriters’ Cash Commission to the Underwriters; and
(ii)	the balance of the Escrowed Funds to the Corporation, less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred.
(b)	in the event that a Termination Notice is delivered to the Subscription Receipt Agent or in the event that the Release Notice has not been received by the Subscription Receipt Agent prior to the Release Deadline, the Subscription Receipt Agent shall pay to Subscription Receiptholders their pro rata share of the Escrowed Funds to holders of Subscription Receipts and the Subscription Receipt Agent shall, within three Business Days of the Termination Date, mail or deliver, or cause to be mailed or delivered, to the Subscription Receiptholders a cheque in the amount payable at the address on the register of holders of Subscription Receipts. The Corporation shall concurrently pay to Subscription Receiptholders any difference between the amount of the Subscription Receiptholders pro rata share of the Escrowed Funds and the aggregate Purchase Price of the Subscription Receipts held by them.
31

6.4	Escrowed Funds Held in Trust

In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the earlier of the Termination Date and the Release Date, each holder of Subscription Receipts has a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation, in the amount equal to $1.90 for each Subscription Receipt held by such holder, which claim shall subsist until such time as the Special Warrants issuable upon the conversion of such Subscription Receipts are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination Date and the first Business Day following the Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Special Warrants upon the conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation for any shortfall, in an amount equal to $1.90 for each Subscription Receipt held by such holder.

6.5	Representation Regarding Third Party Interests

Each party to this Agreement (in this Section 6.5 referred to as a “representing party”) hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent’s prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 7
ADJUSTMENTS

7.1	Adjustment of Number of Special Warrants

The Subscription Receipts shall be subject to adjustment from time to time in the following circumstances and manner:

32

(a)	Subject to Section 7.2, if and whenever at any time from the Closing and prior to the Release Date, the Corporation shall:
(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;
(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or
(iii)	issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;
then, in each such event, the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the number of Special Warrants issuable upon conversion of the Subscription Receipts by a fraction:

(A)	the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and
(B)	the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

Such adjustment shall be made successively whenever any event referred to in this Section 7.1(a) shall occur. Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for such issue or distribution for the purpose of calculating the number of outstanding Common Shares under Section 7.1(b) and Section 7.1(c).

(b)	Subject to Section 7.2, if and whenever at any time from the Closing and prior to the Release Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after such record date so that it shall equal the number determined by multiplying the number of Special Warrants issuable upon conversion of the Subscription Receipts by a fraction:
(i)	the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; and
33

(ii)	the denominator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price.

Any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be readjusted to the number of Special Warrants issuable upon conversion of the Subscription Receipts which would then be in effect if such record date had not been fixed or to the number of Special Warrants issuable upon conversion of the Subscription Receipts which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)	Subject to Section 7.2, if and whenever at any time from the Closing and prior to the Release Date, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:
(i)	shares of the Company of any class other than Common Shares or other securities of the Corporation;
(ii)	rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of the Corporation;
(iii)	evidences of its indebtedness; or
(iv)	any property or other assets;
(excluding, in each case, any distribution referred to in Section 7.1(a) or Section 7.1(b)) then, in each such case, the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after such record date so that it shall equal the number determined by multiplying the number of Special Warrants issuable upon conversion of the Subscription Receipts by a fraction:
(i)	the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and
(ii)	the denominator of which will be:
(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less
34

(B)	the aggregate fair market value, as determined by the directors of the Corporation, acting reasonably, (whose determination, absent manifest error, will be conclusive) and subject to TSX acceptance, to the holders of Common Shares of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.
Any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be readjusted to the number of Special Warrants issuable upon conversion of the Subscription Receipts which would then be in effect if such record date had not been fixed or to the number of Special Warrants issuable upon conversion of the Subscription Receipts which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(d)	Subject to Section 7.2, if and whenever at any time from the Closing and prior to the Release Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than as described in Section 7.1(a), Section 7.1(b) or Section 7.1(c)) or an amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Subscription Receiptholder shall, upon the exercise or deemed exercise of the Subscription Receipts, be entitled to receive and shall accept, in lieu of the number of Special Warrants to which the Subscription Receiptholder was prior thereto entitled upon any such exercise or deemed exercise, the kind and number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such reclassification, capital reorganization, amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that such Subscription Receiptholder would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of Special Warrants to which immediately before the transaction or event he was entitled upon exercise or deemed exercise of the Subscription Receipts. To give effect to or to evidence the provisions of this Section 7.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholder to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled on the exercise or deemed exercise of the Subscription Receipts thereafter. Any agreement entered into between the Corporation and the Subscription Receipt Agent pursuant to the provisions of this Section 7.1(d) shall be a supplemental agreement entered into pursuant to the provisions of Article 10. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.
35

(e)	In any case in which this Section 7.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein the Corporation may defer, until the occurrence of such event, issuing to the holder of any Subscription Receipt in respect of which the Subscription Receipts are deemed to have been exercised after such event, the additional Special Warrants or other securities or property issuable upon such exercise or deemed exercise as the case may be, by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Subscription Receiptholder, as soon as reasonably practicable after such record date, an appropriate instrument evidencing such Subscription Receiptholder’s right to receive such additional Special Warrants or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Special Warrants or other securities or property declared in favour of holders of record of Common Shares or securities or property on and after the relevant date of exercise or deemed exercise, as the case may be, or such later date as such Subscription Receiptholder would, but for the provisions of this Section 7.1(e), have become the holder of record of such additional Common Shares or other securities or property pursuant to this Section 7.1, provided that if the other securities are not securities of the Corporation, the Corporation will not be liable to any holder should the issuer thereof not pay any distribution declared thereon.
(f)	In any case in which Section 7.1(c) requires that an adjustment be made to the number of Special Warrants issuable upon conversion of the Subscription Receipts, no such adjustment shall be made if the Subscription Receipt Agent receives the shares, other securities, rights, options, warrants, evidences of indebtedness or other assets or property referred to in Section 7.1(c), in such kind and number as Subscription Receiptholders would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their right to be issued Special Warrants upon conversion of the Subscription Receipts. Any such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets or property so received by the Subscription Receipt Agent shall be held and distributed by the Subscription Receipt Agent pursuant hereto.
(g)	The adjustments provided for in this Section 7.1 are cumulative and shall be computed to the nearest two decimal places and will apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 7.1, provided that, notwithstanding any other provision of this Section 7.1 no adjustment of the number of Special Warrants issuable upon conversion of the Subscription Receipts shall be required unless such adjustment would require an increase or decrease of at least one percent in the number of Special Warrants issuable upon conversion of the Subscription Receipts, provided, however, that any adjustments which by reason of this Section 7.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.
36

(h)	If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the number of Special Warrants issuable upon conversion of the Subscription Receipts.
(i)	After any adjustment pursuant to this Section 7.1, the term “Special Warrants” where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 7.1, the Subscription Receiptholder is entitled to receive upon conversion of the Subscription Receipts, and the number of Special Warrants to be issued upon the conversion of the Subscription Receipts shall be interpreted to mean the number of Special Warrants or other property or securities a Subscription Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 7.1, upon the full conversion of the Subscription Receipts, as the case may be.
7.2	No Adjustment for Stock Options etc.

Notwithstanding anything to the contrary in this Article 7, no adjustment shall be made pursuant to this Agreement in respect of the issue of Common Shares pursuant to any stock option or stock purchase plan in force from time to time for officers, directors or employees of the Corporation or pursuant to any stock option granted or other convertible security issued by the Corporation prior to the date of this Agreement.

7.3	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 7, such question shall, absent manifest error, be conclusively determined by the Corporation’s auditors, who shall have access to all necessary records of the Corporation, and such determination shall, absent manifest error, be binding upon the Corporation, the Agent, the Subscription Receipt Agent, all Subscription Receiptholders and all other persons interested therein.

7.4	Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the number of Special Warrants issuable upon conversion of the Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of Counsel to the Corporation (acting reasonably), be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue, as fully paid and non-assessable shares, all of the shares which the holders of such Subscription Receipts are entitled to receive on the conversion of the Subscription Receipts, in accordance with the provisions of this Agreement.

7.5	Action Requiring Adjustment

Subject to TSX approval, in case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 7, which, in the opinion of the directors of the Corporation would materially adversely affect the rights of the Subscription Receiptholders, then the number of Special Warrants which are to be received upon the conversion of the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion, reasonably determine to be equitable to the Subscription Receiptholders in such circumstances.

37

7.6	Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 7, deliver a certificate of the Corporation to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s auditors verifying such calculation.

7.7	Notice of Special Matters

The Corporation covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent and to the Subscription Receiptholders of its intention to fix the record date for any event referred to in Section 7.1(a), Section 7.1(b), Section 7.1(c) and Section 7.1(d) which may give rise to an adjustment in the number of Special Warrants issuable upon conversion of the Subscription Receipts. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

38

7.8	Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(a)	shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 7.1, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;
(b)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Special Warrants or other shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;
(c)	shall not be responsible for any failure of the Corporation to issue, transfer or deliver Special Warrants or certificates representing Special Warrants or to comply with any of the covenants contained in this Article 7;
(d)	shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents of the Corporation; and
shall be entitled to act and rely upon the certificates of the Corporation or of the auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 7.6.

ARTICLE 8
ENFORCEMENT

8.1	Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

8.2	Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future Director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

39

ARTICLE 9
MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1	Right to Convene Meetings
(a)	Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders’ Request against the costs which it may incur in connection with calling and holding such meeting.
(b)	Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.
(c)	Place of Meeting: Every such meeting will be held in Vancouver, British Columbia, or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.
9.2	Notice
(a)	Notice: At least ten Business Days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).
(b)	Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.
9.3	Chairman

Some individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some individual present to be chairman.

9.4	Quorum
(a)	Quorum: Subject to the provisions of Section 9.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.
40

(b)	No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to Section 9.12 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.
(c)	Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in Person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.
9.5	Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

9.6	Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

9.7	Poll
(a)	Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.
(b)	Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.
9.8	Voting

On a show of hands each Person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in Person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

9.9	Regulations
(a)	Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:
41

(i)	for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Subscription Receiptholder;
(ii)	governing the places at which and the times by which instruments appointing proxies must be deposited;
(iii)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and
(iv)	for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.
Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b)	Recognition: Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 9.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or Persons holding proxies on their behalf.
9.10	The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent by their respective employees, officers or directors, and Counsel, and counsel of the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

9.11	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)	to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the consent of the Subscription Receipt Agent (such consent not to be unreasonably withheld), of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any indenture supplemental hereto in connection therewith;
(b)	to amend, alter or repeal any Extraordinary Resolution previously passed;
42

(c)	subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;
(d)	to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in Section 9.11(c);
(e)	to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;
(f)	to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;
(g)	to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;
(h)	to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;
(i)	to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation or, with the consent of the Subscription Receipt Agent, such consent not to be unreasonably withheld, concerning any such right of the Subscription Receipt Agent, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;
(j)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or
(k)	from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.
9.12	Meaning of “Extraordinary Resolution”
(a)	Meaning: The expression “Extraordinary Resolution” when used in this Agreement means, subject to the provisions of this Section 9.12 and of Section 9.15 and Section 9.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders holding in the aggregate more than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts represented at the meeting and voted on the motion.
43

(b)	Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 9.12(a) hereof is not present within thirty (30) minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.
(c)	Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.
(d)	Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.
(e)	Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(a) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate 25% of the total number of Subscription Receipts outstanding may not be present.
(f)	Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.
9.13	Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

9.14	Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

44

9.15	Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article 9 may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression “Extraordinary Resolution” when used in this Agreement includes a resolution embodied in an instrument so signed.

9.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 9.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

9.17	Evidence of Subscription Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Subscription Receiptholders, including a Subscription Receiptholders’ Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Subscription Receiptholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Subscription Receiptholders) of the holding by any person of Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any person of such request or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by an affidavit of a witness of such execution or in any other manner which the Subscription Receipt Agent may consider adequate. The Subscription Receipt Agent may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

9.18	Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a Subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a Certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

45

ARTICLE 10
SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation and the Subscription Receipt Agent may, without the consent of the Subscription Receiptholders and subject to the provisions of this Agreement, execute and deliver agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent provided the same are not prejudicial to the interests of the Subscription Receiptholders based on the opinion of Counsel;
(b)	evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants of, and obligations of the Corporation under this Agreement,;
(c)	adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;
(d)	giving effect to any resolution or Extraordinary Resolution passed as provided in Article 9;
(e)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;
(f)	adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;
(g)	modifying any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and
(h)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not materially prejudiced thereby.
46

10.2	Successor Entities

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “successor entity”), the successor entity resulting from the amalgamation, consolidation, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and the successor entity shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11
CONCERNING SUBSCRIPTION RECEIPT AGENT

11.1	Applicable Legislation

If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Corporation and the Subscription Receipt Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

11.2	Rights and Duties of Subscription Receipt Agent
(a)	Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.
(b)	No Relief From Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct or fraud.
47

(c)	Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders’ Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.
(d)	Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.
(e)	Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.
(f)	Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.
(g)	Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Corporation provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such ten-day period, then such resignation shall not be effective.
11.3	Evidence, Experts and Advisers
(a)	Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.
48

(b)	Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.
(c)	Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 11.3(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chief Executive Officer, President, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the Directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.
(d)	Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders’ Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.
(e)	Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.
11.4	Documents, Money, Etc. held by Subscription Receipt Agent
(a)	Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.
49

11.5	Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

11.6	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

11.7	Protection of Subscription Receipt Agent
(a)	Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:
(i)	the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section Error! Reference source not found. or in the certification of the Subscription Receipt Agent on the Subscription Receipt Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;
(ii)	nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;
(iii)	the Subscription Receipt Agent will not be bound to give notice to any Person of the execution hereof;
(iv)	the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct or fraud;
(v)	the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;
(vi)	the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;
50

(vii)	the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;
(viii)	if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;
(ix)	the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement; and
(x)	notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.
(b)	Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, judgments and expenses (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent’s duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent’s gross negligence, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.
51

11.8	Replacement of Subscription Receipt Agent
(a)	Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this section, by giving to the Corporation not less than sixty (60) days’ notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.
(b)	Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.
(c)	Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.
(d)	Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the British Columbia Supreme Court, on such notice as the Court directs, for the appointment of a new subscription receipt agent.
(e)	New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section 11.8 must be a corporation authorized to carry on the business of a transfer agent or trust company in British Columbia and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.
52

(f)	Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 12.2(a) hereof.
(g)	Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or a corporation succeeding to the corporate trust business of the Subscription Receipt Agent, will be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new subscription receipt agent under Section 11.8(e) hereof.
(h)	Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent. In case at any time any of the Subscription Receipt Certificates have not been countersigned, a Subscription Receipt Certificate may be countersigned either in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent, and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.
11.9	Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this indenture solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE 12
GENERAL

12.1	Notice to the Corporation and Subscription Receipt Agent
(a)	Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):
53

(i)	if to the Corporation:

100 Wellington St. West, Suite 2110 Toronto, Ontario M5K 1H1
Facsimile: (416) 593-4434 Attention: Barry Fishman
with a copy to:
McMillan LLP 1500-1055 West Georgia Street Vancouver, BC V6E 4N7
Facsimile: (604) 893-2669 Attention: Michael Taylor
(ii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC V6C 3B9
Email: corporatetrust.vancouver@computershare.com Attention: General Manager, Corporate Trust
(iii)	if to the Lead Underwriter:

Canaccord Genuity Corp. 161 Bay Street, Suite 3000 Toronto, Ontario M5J 2S1
Facsimile: (416) 869-3876 Attention: Steve Winokur
with a copy to:
Stikeman Elliott LP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9
Facsimile: (416) 947-0866 Attention: Martin Langlois
and any such notice delivered or sent in accordance with the foregoing prior to 3 p.m. (Toronto time) on a Business Day will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

54

(b)	Change of Address: The Corporation or the Subscription Receipt Agent, as the case may be, may from time to time notify each of the other party hereto in the manner provided in Section 12.1(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.
(c)	Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Subscription Receipt Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.
12.2	Notice to Subscription Receiptholders
(a)	Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail.
(b)	Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.
12.3	Satisfaction and Discharge of Agreement

Upon the earlier of (i) the issuance of the Special Warrants required to be issued in compliance with the provisions hereof and payment of all consideration as provided for in Section 6.3(a) upon satisfaction of the Release Conditions; and (ii) the payment of all consideration pursuant to Section 6.3(b) upon delivery of a Termination Notice, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging of this Agreement.

55

12.4	Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.5	Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

12.6	Force Majeure

No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 12.6.

12.7	Privacy Consent

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;
(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;
(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and
(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

56

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

12.8	Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

Remainder of page left intentionally blank.

57

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

MERUS LABS INTERNATIONAL INC.

Per:	(Signed)
Name: Andrew Patient
Title: Chief Financial Officer

CANACCORD GENUITY CORP.

Per:	(Signed)
Name: Steve Winokur
Title: Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed)
Name: Alice Kollen
Title: Corporate Trust Officer

Per:	(Signed)
Name: Nicole Clement
Title: General Manager

58

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2016.

[Certificates required to bear the legend set forth in Section 2.3(d) of the Subscription Receipt Agreement shall bear the following additional legends:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON CONVERSION THEREOF HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.

THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

Certificate Number:	Number of Subscription Receipts

SUBSCRIPTION RECEIPTS

MERUS LABS INTERNATIONAL INC.
(a corporation existing under the laws of the Province of British Columbia)

THIS IS TO CERTIFY THAT, for value received, (the “holder”) is the registered holder of the number of subscription receipts (“Subscription Receipts”) specified above of Merus Labs International Inc. (the “Corporation”) and is thereby entitled, without payment of any additional consideration, to be issued, immediately after the Release Time (as defined in the Subscription Receipt Agreement hereinafter referred to) one Special Warrant of the Corporation in respect of each Subscription Receipt held.

This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all instruments supplemental or ancillary thereto, is herein referred to as the “Subscription Receipt Agreement”) dated as of March 1, 2016, between the Corporation, Canaccord Genuity Corp. (the “Lead Underwriter”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation, the Lead Underwriter and the Subscription Receipt Agent in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Subscription Receipt Agreement. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate will automatically convert into Special Warrants by the Subscription Receipt Agent for and on behalf of the holder upon satisfaction of the Release Conditions and the holder will be a holder of the Special Warrants issuable on the conversion of such Subscription Receipts without the taking of any further action by the holder or additional consideration. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

The sale of the Subscription Receipts is being completed in connection with the acquisition of a portfolio of four off-patent, established pharmaceutical products, namely, Surgestone®, Provames®, Speciafoldine® and Tredemine®, from Sanofi S.A. for cash consideration of #eu#22.5 million by the Corporation (the “Transaction”).

Pursuant to the Subscription Receipt Agreement, the Release Date is the date, or the Business Day following such date, on which the Subscription Receipt Agent receives the Release Notice in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction of the Release Conditions, and will advise the Subscription Receipt Agent of the conversion of the Subscription Receipts into Special Warrants and will instruct the Subscription Receipt Agent to pay the Escrowed Funds in accordance with the Subscription Receipt Agreement.

In the event that (i) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Release Deadline, or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent. In such event, the holder will be entitled to receive, and the Subscription Receipt Agent and the Corporation shall pay to the holder, the aggregate amount of $1.90 per Subscription Receipt, all as more particularly set out in the Subscription Receipt Agreement.

The holder of this Subscription Receipt is cautioned that in the event that the Subscription Receipts are deemed to be cancelled, a cheque will be mailed or delivered to the latest address of record of the registered holder.

On and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to the Special Warrants issued to such holder.

No Special Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

The Subscription Receipts represented by this Subscription Receipt Certificate are transferrable.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Agreement.

Time is of the essence hereof.

Remainder of page intentionally left blank.

IN WITNESS WHEREOF THE CORPORATION has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the 1st day of March, 2016.

MERUS LABS INTERNATIONAL INC.

Per:
Authorized Signing Officer

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned this 1st day of March, 2016.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signing Officer

FORM OF TRANSFER

Computershare Trust Company of Canada
Merus Labs International Inc.

Attn: Corporate Trust

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

____________________________________________________________________________________

____________________________________________________________________(print name, address and Social Insurance Number/Social Security Number of Transferee) the Subscription Receipt represented by this Subscription Receipt Certificate and hereby irrevocable constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Subscription Receipt.

In the case of a Subscription Receipt Certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐ (A) the transfer is being made only to the Corporation; or

☐ (B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “C” to the Subscription Receipt Agreement, and if required, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Subscription Receipt Agent to such effect; or

☐ (C) the transfer is being made in accordance with Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, and the holder has provided herewith an opinion of counsel of recognized standing, reasonably satisfactory in form and substance to the Corporation and the Subscription Receipt Agent to the effect that such transfer is being made in compliance with Rule 144.

In the case of a Subscription Receipt Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Subscription Receipts is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Subscription Receipt Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Subscription Receipt Agent to such effect.

☐ If transfer is to a U.S. Person, check this box.

DATED this ____ day of_________________, 20___.

SPACE FOR GUARANTEES OF SIGNATURES (SEE INSTUCTIONS BELOW)	) ) ) )	__________________________________ Signature of Transferor
______________________________________________ Guarantor’s Signature/Stamp	) )	__________________________________ Name of Transferor

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.
•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.
•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE “B”
ESCROW RELEASE NOTICE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

Reference is made to the subscription receipt agreement dated March 1, 2016, (the “Subscription Receipt Agreement”) between Merus Labs International Inc. (the “Corporation”), Canaccord Genuity Corp. (the “Lead Underwriter”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Unless otherwise defined herein, words and terms with the letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby notified that the Release Conditions have been satisfied in full in accordance with the Subscription Receipt Agreement, and, accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized to, in accordance with Section 4.1(c) of the Subscription Receipt Agreement, to release to:

(i)	the Lead Agent, 50% of the Underwriters’ Cash Commission, being $676,875; and
(ii)	release $25,546,750, representing the balance of the Escrowed Funds to the Corporation by means of a wire transfer to the bank account indicated in the attached.

This Release Notice, which may be signed in counterparts and delivered by facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

DATED this _____ day of __________________, 2016.

MERUS LABS INTERNATIONAL INC.
Per:
Name:
Title:
Acknowledged this ____ day of ______________, 2016 CANACCORD GENUITY CORP.
Per:
Name:
Title:

B-1

SCHEDULE “C”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: MERUS LABS INTERNATIONAL INC.

AND TO: Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of the securities ___________________________ (the “Securities”) of the Corporation, represented by certificate number __________________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act) (b) a "distributor" as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated _______________ 20__.	X ___________________________________
Signature

_____________________________________
Name of Purchaser (please print)

_____________________________________
Name of authorized signatory (please print)

______________________________________
Official capacity of authorized signatory (if applicable)

Affirmation by Seller’s Broker-Dealer
(Required for sales pursuant to Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the "Seller") dated _______________________, with regard to the sale, for such Seller’s account, of the _________________ (the “Securities”) represented by certificate number ______________ of the Corporation described therein. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

C-1

(1)	no offer to sell Securities was made to a person in the United States;
(2)	the sale of the Securities was executed in, on or through the facilities of the Toronto Stock Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;
(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and
(4)	we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares (including, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

Name of Firm:
Name of Firm

By:
Authorized Officer

Dated:	________________201______.

C-2